February 12, 2007	Ryan Murr
Ryan.Murr@hellerehrman.com
Direct +1.858.450.8425
Direct Fax +1.858.587.5924
Main +1.858.450.8400
Via EDGAR	Fax +1.858.450.8499
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. — Mail Stop 6010
Washington, D.C. 20549
Attn: Jim B. Rosenberg

Re:	Avanir Pharmaceuticals (File No. 001-15803)
Form 10-K for the Fiscal Year Ended September 30, 2006
Filed December 18, 2006
Staff Comment Letter Dated February 2, 2007
Dear Mr. Rosenberg:
     We are writing on behalf of Avanir Pharmaceuticals (the “Company”) with regard to the above-referenced comment letter from the Staff of the Securities and Exchange Commission dated February 2, 2007 (the “Letter”). The Company is currently in the process of reviewing the Staff’s comments contained in the Letter and conferring with the Audit Committee of the Board to resolve how to respond to such comments. Accordingly, the Company expects that it will be able to submit a reply to the Letter on or before March 19, 2007.
     If you have any questions or concerns regarding the timing of the Company’s response to the Letter, please call me at (858) 450-8425. Thank you for your assistance.
Very truly yours,
/s/ Ryan Murr

cc:	Vanessa Robertson
Lisa Vanjoske
Michael Puntoriero, Sr. Vice President and Chief Financial Officer
Heller Ehram LLP   4350 La Jolla Village Drive, 7th Floor   San Diego, CA 92122-1246   www.hellerehrman.com

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